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9-8-2003

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SECURITIES AND EXCHANGE COMMISSION

03051187



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drake Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee R. Forker, Jr. (617) 482-9880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Quin, Rickard, Lipshires & Grupp, LLP
(Name – *if individual, state last, first, middle name*)

1410 Providence Highway (Address) Norwood (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee R. Forker, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drake Securities Corp., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

MARGUERITE M. McMULLEN
NOTARY PUBLIC
My Commission Expires Sept. 13, 2007



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRAKE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Per Section 240.17a-5(e)(3)

YEAR ENDED JUNE 30, 2003

 QUIN, RICKARD, LIPSHIRES & GRUPP, LLP

Independent Auditor's Report

Drake Securities Corp.
185 Devonshire Street
Boston, MA 02110

To the Board of Directors:

We have audited the accompanying statement of financial condition of Drake Securities Corp. as of June 30, 2003 and the related statement of income and retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drake Securities Corp. as of June 30, 2003, and the results of its operations, cash flows and changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Quin, Rickard, Lipshires & Grupp LLP

QUIN, RICKARD, LIPSHIRES & GRUPP, LLP
Certified Public Accountants

July 22, 2003

Certified Public Accountants
1410 Providence Highway
Norwood, MA 02062

DRAKE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

CURRENT ASSETS:		
Investments (at market value)	$ 342,378	
Commissions receivable	13,813	
Prepaid income taxes	1,235	
Prepaid expenses	1,071	
Total current assets		$ 358,497
TOTAL ASSETS		$ 358,497

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Bank overdraft	$ 2,460	
Total current liabilities		$ 2,460
STOCKHOLDERS' EQUITY:		
Common stock, no par value; authorized 12,500 shares; issued and outstanding 1,000 shares	10,000	
Retained Earnings	346,037	
Total stockholders' equity		356,037
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 358,497

The accompanying notes are an integral part of the financial statements.

DRAKE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The Company is a non-clearing registered broker-dealer and is subject to the Securities and Exchange Commission's "Net Capital Rule".

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

Security transactions and related revenues and expenses are recorded in the accounts on the trade date. In accordance with the "Net Capital Rule", securities are stated at market value on June 30, 2003. Result of operations for the fiscal year ended June 30, 2003 includes a net unrealized gain of $22,339.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At June 30, 2003, the Company had net capital of $335,787, which was $235,787 in excess of its required net capital of $100,000. The Company's net capital ratio was .73%.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company and an affiliate, New England Research & Management, Inc., share facilities and certain overhead expenses. The net allocation of expenses to the Company was $146,000 for the year ended June 30, 2003.